Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (734) 761-5836 Fax: (734) 761-5368 http://www.arotech.com Nasdaq Global Market: ARTX

VIA EDGAR

August 26, 2013

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Brian Cascio, Accounting Branch Chief

Re:	Arotech Corporation Form PRE 14A Filed August 12, 2013 File No. 000-23336

Dear Mr. Cascio:

This letter sets forth information gathered by the Arotech Corporation (“we” or “Arotech”) with respect to the Quasi-Reorganization included in the filing by Arotech of the above-referenced preliminary proxy statement on August 12, 2013.

Quasi-Reorganization

A quasi-reorganization is a corporate readjustment that eliminates the accumulated deficit from past unprofitable operations without undergoing a legal reorganization. Accounting rules permit quasi-reorganizations when there has been a significant change in an existing business, either through a discontinuance of a substantial portion of a business or a substantial new direction to an existing business. In general, the principal effect of the quasi-reorganization is to eliminate the accumulated deficit, giving the company a “new starting point” with a zero balance in retained earnings. In addition, we must demonstrate other characteristics consistent with generally accepted accounting principles, including profitable operations or reasonable prospects for profitable operations. Implementation of the Reorganization will be dependent on several factors, including the approval of our stockholders and a determination by our accountants that the Reorganization is in accordance with accounting principles generally accepted in the United States.

Prior to 2002, Arotech Corporation (which was then known as Electric Fuel Corporation) was primarily involved in research and development in respect of an electric vehicle for fleet use, and in taking the basic technology so developed and adapting it for use in disposable consumer cell phone batteries. Largely because of massive losses that we incurred in connection with our electric vehicle program and our consumer battery business prior to the shutdown of those operations in 2002, our balance sheet reflected a deficit in retained earnings as of June 30, 2013 of $183,367,739. Both of these enterprises were capital intensive (research, development and marketing a new consumer product), generated limited revenue, and led to substantial losses. Thereafter, we engaged in a number of financings and acquisitions that also led to significant losses (partly as a result of non-cash charges associated with these activities).

In recent years, we have shut down unsuccessful operations, including our electric vehicle program and our consumer battery business in 2002 and our Armor Division in 2011, and have focused on our remaining businesses – our Simulation and Training Division and our Battery and Power Systems Division. During the twelve months ended June 30, 2013, this business had a net profit of $2.3 million, the first time this has happened since our inception in 1990. We also have a backlog as of June 30, 2013 of $65.7 million, which we believe should result in an increase in revenue and increased margin dollars without a significant increase in our corporate overhead.

Our management periodically receives questions, particularly in the context of financings, acquisitions and business opportunities, regarding our stability in light of the size of our retained earnings deficit. Although interested individuals could review our historical income statements and cash flows or other financial and non-financial measurements that might be available to them, a significant number of individuals look at our current periodic report as a “snapshot” of our financial stability and we believe that this misrepresents our financial position. We believe that we have missed out on certain opportunities, such as more attractive financing, additional customers and acquisition opportunities, due to this deficit, over 80% of which was generated prior to 2006. We also believe that restating the equity section of our balance sheet better reflects our current and future financial position. We believe that this quasi-reorganization could generate new and more attractive opportunities with lenders and customers and facilitate new business activities, creating a deeper customer base and leading to a more successful operation.

Eligibility

For a public entity, all of the following criteria must be met to be eligible to reorganize under a quasi-reorganization.

• Earned surplus, as of the date selected, is exhausted;

• Upon consummation of the quasi-reorganization, no deficit exists in any surplus account;

• The entire procedure is made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions are obtained in advance in accordance with the applicable law and charter provisions (the need for creditor approval should also be considered in the assessment of an entity’s eligibility);

• The procedure accomplishes, with respect to the accounts, substantially what might be accomplished in a reorganization by legal proceedings - namely, the restatement of assets in terms of present conditions as well as appropriate modifications of capital and capital surplus, in order to obviate so far as possible necessity of future reorganizations of like nature.

• The entity must have changed management, lines of business, methods of operations, and so forth, so that the entity is reasonably expected to have profitable operations based on the restated asset and liability carrying amounts in terms of present conditions. The entity cannot have an operating loss immediately after the quasi-reorganization.

We believe that we have met or are in the process of meeting all of these requirements, pending a vote by our shareholders.

Accounting and Reporting Issues

The following highlights some of the important accounting and reporting issues concerning quasi-reorganization:

• Shareholders’ equity cannot be negative, and no surplus account, including paid-in capital, can have a deficit after a quasi-reorganization, even if the entity has positive total equity.  As part of the process, Arotech will zero out comprehensive income (loss) along with the accumulated deficit.

• The adjustments to equity as a result of the quasi-reorganization should only reflect the revaluation of assets and liabilities to fair value and the elimination of the deficit. All entries required by GAAP (e.g., asset impairment write-downs, restructuring of debt) should be recorded prior to the quasi-reorganization.  Arotech will evaluate the assets/liabilities of the company as required by GAAP and where required, will use an outside consultant to determine those values.

• Assets and liabilities should be adjusted to fair value; however, net assets (assets less liabilities) cannot be written-up as a result of the reorganization.  As stated above, Arotech will evaluate the assets/liabilities of the company as required and, as part of the process, will revalue goodwill - determined as the residual between equity value and net assets.  Using an outside resource, Arotech will assign goodwill values to the reporting units.

• Accounting changes should be adopted prior to, or as an integral part of, the quasi-reorganization.  The SEC does not allow a discretionary accounting principle change that will be reflected in the financial statements within 12 months following the consummation of a quasi-reorganization.  Arotech is evaluating the appropriate pronouncements and will adopt the applicable pronouncements as part of the quasi-reorganization process.

• In consolidation, the retained earnings of subsidiaries earned before the effective date of the quasi-reorganization must be excluded from the balance sheet of the parent after the quasi-reorganization. Further, the quasi-reorganization creates a new accounting basis that must be pushed down if the separate financial statements of the subsidiary are included in a filing with the SEC.  Arotech will “push down” the re-organization to the reporting units as required.

• To the extent that the fair value of net assets exceeds the book value of net assets at the date of the quasi-reorganization, such excess fair value should be reduced: (1) through reduction of goodwill; (2) through reduction of other intangible assets; or (3) through reduction of other noncurrent assets in accordance with the principles discussed in the 805 Business Combinations chapter. Arotech recognizes that the current value of the goodwill or intangibles may be reduced as part of the process.

• The effective date of a quasi-reorganization ordinarily should not be earlier than the beginning of the current fiscal year. However, when delays are encountered in obtaining the necessary approvals and making the necessary valuation determinations, an earlier date may be used, provided no financial statements for the preceding fiscal year have been issued.  Arotech plans an effective date of 12/31/2013.

• For a period of at least 10 years after the effective date of a quasi-reorganization, any description of retained earnings should indicate the point in time from which the new retained earnings originate. For a period of at least three years, the company must indicate on the face of the balance sheet the amount of deficit eliminated (see Regulation S-X, Rule 5-02.30(b). Arotech will comply with this standard.

• Paragraph 852-740-45-3 provides guidance for the accounting for the tax benefits of deductible temporary differences and carryforwards for which there is a valuation allowance required at the date of the quasi-reorganization. It indicates that ordinarily such benefits (regardless of whether they relate to losses that were included in determining income in prior years or to losses that were charged directly to contributed capital as a result of the quasi-reorganization) are reported as a direct addition to contributed capital if the tax benefits are recognized in subsequent years. Arotech will comply with this standard.

•   A related tax issue is how to order the subsequent recognition of loss carryforwards where the entity has both pre-reorganization and post-reorganization loss carryforwards. In Interpretation 740-270-30-18.A  it is noted that entities should follow the guidance in Codification Topic 740 for acquired tax benefits. If it can be determined by the provisions in the tax law which tax benefits are being recognized (e.g., the sequence in which NOL carryforwards are utilized in the tax return), then the financial reporting should reflect the recognition of those tax benefits. If not determinable by provisions in the tax law, a tax benefit recognized for financial reporting should be prorated between the pre- and post-reorganization tax benefits (and as a result, a portion will be reflected as an increase to capital and a portion will be reflected as a decrease in the tax provision).   A charge to income should be recorded if subsequent to a quasi-reorganization an entity concludes that due to a change in circumstances a valuation allowance should be recognized or increased to reduce the amount of tax benefits that were recognized at the time of the quasi-reorganization. Arotech will comply with this interpretation.

• Rule 11-01 of Regulation S-X indicates that pro forma financial information is required when “consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.” Generally, consummation of a quasi-reorganization would fall under this category. In these cases, a pro forma balance sheet as of the most recent interim period should be presented, reflecting the effect of the quasi-reorganization (unless such balance sheet already reflects the quasi-reorganization). Additionally, pro forma income statements for the previous fiscal year and any interim period of the current year should be presented to reflect the quasi-reorganization as if it had occurred on the first day of the previous year. These pro formas usually will be presented in a Form 8-K filing that announces the consummation of the quasi-reorganization. Arotech will comply with this standard.

Summary

In summary, we believe that we are eligible for this process, as described above and have a clear understanding of the accounting and reporting issues associated with a quasi-reorganization.

Additionally, In connection with the foregoing information, the Company acknowledges that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you need any additional information after reviewing the above, you may contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

Sincerely,

Thomas J. Paup
Chief Financial Officer

cc:	Kristin Lochhead (by fax – 1-703-813-6985)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.
Steven M. Skolnick, Esq.